UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                  RailTex, Inc.
                                (Name of issuer)

                                  COMMON STOCK
                         (Title of class of securities)

                                   750766 1 07
                                 (CUSIP number)

        Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See rule 13d-7.)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 1 of 5 Pages
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
CUSIP NO.001936-10-3                 13G                       Page 1 of 5 Pages
                                                                    --   --
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1.      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          BRUCE M. FLOHR
          SSN ###-##-####

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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
          NOT APPLICABLE                                               (b) [ ]
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3.      SEC USE ONLY

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4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES

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                    5     SOLE VOTING POWER 686,675 (Includes 80,999 shares of
                          common stock reserved for issuance under stock options
                          which are exercisable within 60 days)
Number of                 ------------------------------------------------------
Shares              6     SHARED VOTING POWER None
Beneficially
Owned by                  ------------------------------------------------------
Each                7     SOLE DISPOSITIVE POWER 601,875 (Mr. Flohr has sole
                          voting power as to 84,800 shares which are held in
                          trust for the benefit of certain family members and as
                          to which he has no dispositive power.
                          ------------------------------------------------------
Reporting           8     SHARED DISPOSITIVE POWER None
Person
With
--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 688,425
        ( Includes 1,750 shares given as gifts to Mr. Flohr's children. Mr. Flohrhas neither voting nor dispositive power for these shares.)


--------------------------------------------------------------------------------
10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)  7.5%


--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*  IN

                                  SCHEDULE 13G

CUSIP NO. 750766 1 07                                     PAGE   3   OF  5 PAGES
                                                                 --      --

ITEM 1.

      (a)   NAME OF ISSUER:                     RailTex, Inc.

      (b)   ADDRESS OF ISSUER'S
            PRINCIPAL EXECUTIVE OFFICE:         4040 Broadway
                                                Suite 200
                                                San Antonio, TX 78209

ITEM 2.

      (a)   NAME OF PERSON FILING:              BRUCE M. FLOHR

      (b)   NAME OF PRINCIPAL BUSINESS
            OFFICE OR, IF NONE,
            RESIDENCE:                          4040 Broadway
                                                Suite 200
                                                San Antonio, TX  78209

      (c)   CITIZENSHIP:                        United States

      (d)   TITLE OF CLASS OF SECURITIES:       Common Stock

      (e)   CUSIP NUMBER:                       750766 1 07


ITEM 3.     THE PERSON FILING THIS
            SCHEDULE 13G:                             NOT APPLICABLE

CUSIP NO.  750766 1 07                                    PAGE   4   OF  5 PAGES
                                                                 --      --
PAGES


ITEM 4.     OWNERSHIP:

      (a)   AMOUNT BENEFICIALLY OWNED:        688,425 shares

                                              (Includes   1,750   shares  of
                                              common  stock  given  as gifts
                                              to Mr. Flohr's  children.  Mr.
                                              Flohr has  neither  voting nor
                                              dispositive  power  for  these
                                              shares.)

      (b)   PERCENT OF CLASS:                 7.5%

      (c)   NUMBER OF SHARES AS TO
            WHICH SUCH PERSON HAS:

          (i)   SOLE POWER TO VOTE OR
                TO DIRECT THE VOTE:           686,675 shares

          (ii)  SHARED POWER TO VOTE OR
                TO DIRECT THE VOTE:           None

          (iii) SOLE POWER TO DISPOSE OR
                TO DIRECT THE DISPOSITION
                OF:                           601,875 shares

          (iv)  SHARED POWER TO DISPOSE OR
                TO DIRECT THE DISPOSITION
                OF:                           None


ITEM 5.     OWNERSHIP OF FIVE PERCENT OR
            LESS OF A CLASS:                  NOT APPLICABLE


ITEM 6.     OWNERSHIP OF MORE THAN FIVE
            PERCENT ON BEHALF OF ANOTHER
            PERSON:

                                              Mr. Flohr  has sole  voting  power
                                              as to 84,800  shares which are
                                              held in trust for the  benefit
                                              of certain  family members and
                                              as  to   which   he   has   no
                                              dispositive power.

CUSIP NO.  750766 1 07                                    PAGE   5   OF  5 PAGES
                                                                 --      --
PAGES


ITEM 7.     IDENTIFICATION AND CLASSIFICATION
            OF THE SUBSIDIARY WHICH ACQUIRED
            THE SECURITY BEING REPORTED ON BY
            THE PARENT HOLDING COMPANY:               NOT APPLICABLE


ITEM 8.     IDENTIFICATION AND CLASSIFICATION
            OF MEMBERS OF THE GROUP:                  NOT APPLICABLE


ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:           NOT APPLICABLE


ITEM 10.    CERTIFICATION:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and to not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          FEBRUARY 13, 1997
                                          Date


                                          /s/BRUCE M. FLOHR
                                          Bruce M. Flohr